SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 29, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                  Form 20-F X         Form 40-F
                           ---                  ----

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
            also thereby furnishing the information to the Commission
          pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                No  X
                      ----              ---
  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: October 29, 2002                     By:
                                               -------------------------
                                               Name: Jacinto Pariente
                                               Title: Manager of North America
                                               Investor Relations

Press Release

          ENDESA'S CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS 2002


 NET INCOME WAS EURO 1.10 BILLION, AN INCREASE OF 5.3% AGAINST THE PREVIOUS YEAR

- Earnings per share were Euro 1,04, also representing an increase of 5.3% against the same period of 2001.

- Cash flow amounted to Euro 2,809 million that allowed to cover capital expenditures of Euro 1,455 million and a dividend payment of Euro 724 million.

- ENDESA's debt was reduced by Euro 1,145 million in the first nine months of 2002. As of September 30th 2002 total debt amounted to Euro 23,862 million.

     - Average cost of debt was 5.0% in the first nine months 2002, which against 5.9% in 2001.

     - Lower debt and average cost resulted in a reduction on financial expenses of Euro 115 million, in other words, 9.3% against same period of 2001.

- ENDESA has provisioned all its direct and indirect investment and its loans in Argentina.

- ENDESA has accounted the Euro 482 million revenue shortfall in the first nine months of 2002 in the Spanish electricity system as lower revenues.

     - As a result of the revenue shortfall, operating income amounted to Euro 2,263 million, 7.6% lower than in the same period of the previous year.

     - If, as seems likely, the future recovery of the shortfall is approved and supported by a bill issued prior to the closing of the current financial year, ENDESA will account such amount as an account receivable in the balance sheet.

- Should the shortfall have been accounted as of September 30th, 2002 net income would have increased by 12.1%.

- Operating income for the domestic electricity business was Euro 1,178 million, 19.5% lower than in 2001, as a result of the tariff shortfall.

     - Should the tariff shortfall have been recorded as revenue, operating income for the electricity business in Spain would have increased by 13,5%.

- In the third quarter 2002 the evolution of the operating income of the electric business in Spain has experienced a remarkable change increasing by 4.7% against the third quarter 2001.

     - Once the effect of Viesgo and the provision for additional compensation for extra peninsular system for the first nine months 2001 are discounted, operating income of the electricity business in Spain increases by 24.3% in the third quarter 2002 against same period 2001.

- Operating income for ENDESA's Latin American subsidiaries was 5.7% lower in the period against last year.

     - Should the Argentinean data be excluded, operating income would have increased by 19.3%.

     - In local currency terms, it would have increased by 15.1% against 2001.

- Endesa Europe added Euro 95 million to ENDESA's operating income in the first nine months 2002, which offset the effect of the sale of Viesgo.

- The combined cycle power plants of San Roque (Cadiz) and Besos (Barcelona) started commercial operations in the third quarter 2002. In their first two months of operation they generated a total of 1,057 GWh. Likewise the 232 MW cycle power plant of Son Reus (Balearic Islands) started commercial operations during the period.

- During the year, ENDESA has implemented the Strategic Plan 2002-2006 released in February. The following are relevant items of the plan:

     -    Divestments in Spain in 2002 amounted to Euro 1,824 million.

     - The new strategic plan for Enersis, which include US$ 1 bn divestments comtemplates among its main otargets to reduce consolidated debt by US$ 2.6 bn.

New York, October 29th, 2002. - ENDESA's (NYSE:ELE) net income for the first nine months 2002 was Euro 1,102 million and earnings per share were Euro 1.04, both with an increase of 5.3% over last year.

The above results have been influenced mainly by the following:

     - The sale in January of ENDESA's 87.5% stake of Viesgo that it held as of 31 December 2001, which generated a gross capital gain of Euro 1,066 million and a net capital gain of Euro 930 million.

     - The full provisioning of its investments and direct and indirect loans in Argentina. The negative impact of the country's economic situation and especially the evolution of the country's exchange rate on ENDESA's consolidated accounts as of 30th September 2002 was Euro 192 million on net income and Euro 193 million on equity, similar amounts to the end of June.

     - The devaluation of the Brazilian real has brought a negative impact of Euro 114 million on conversion differences and Euro 30 million on net income. As of September 30th, 2002, the book value of the direct and indirect investments in Brazil, including goodwill and inter company loans, amounted to Euro 799 million.

     - The revenue shortfall in the Spanish electricity system, of which Euro 482 million corresponded to Endesa in the first nine months of 2002. This shortfall has been accounted as lower revenues and therefore as lower operating income.

         Nevertheless, chances are that prior to year-end the Government will release a bill to enable the future recovery of the tariff shortfall. Should this bill be passed, ENDESA will account the deficit as an account receivable in the asset thereby increasing revenues and operating income.

         On the other hand, it is very likely that such bill will establish the final islands compensation, which would result in an additional revenue and income that are yet to be quantified.

     -    Extraordinary provisions amounting to Euro 341 million.

From an operational standpoint, the performance of the domestic electricity business has been affected in the first nine months of 2002 by the change in hydrological conditions vis-a-vis last year.

The lower level of hydro generation this year was translated into a higher production from thermal-based generation plants that was not compensated with higher revenues due to the system's revenue shortfall mentioned above.

In the first nine months 2002 operating income for the domestic electricity business dropped by 19.5%. Should the revenue shortfall have been accounted as revenue, operating income would have increased by 13.5% against last year.

In the third quarter 2002 the operating income for the electricity business in Spain has experienced a remarkable shift in trend increasing by 4.7% against the third quarter of 2001 despite the fact that the latter included Viesgo as well as a provision to cover additional extraordinary extra peninsular compensations.

Once both effects are corrected, that is, taking out the above two factors from the 2001 figures, the operating income for the electricity business in Spain would increase by 24.3%.

As for the electricity business in Latin America, operating income in Euro decreased by 5.7% in the first nine months of 2002 against last year. If the figures for the Argentinean subsidiaries were not taken into account, operating income would rise 19.3%.

This increase, which was achieved in a very unfavorable economic environment and with a strong devaluation of local currencies against the Euro, shows the improvement experienced by these subsidiaries at the operating level, which will lead to a substantial improvement of their results once the Latin American currencies stabilize.

The prudent accounting criteria followed by ENDESA have resulted in a significant write off amounting to Euro 3,445 million carried out since the acquisition of the Latin American electricity subsidiaries acquisition until September 30th, 2002, as a consequence of the depreciation of the local currencies. On September 30th, 2002 the book value of these subsidiaries, including goodwill and intercompany loans, amounted to Euro 3,265 million. This value reasonably compares to the real value of the companies, therefore no extraordinary write offs are expected on these investments.

The electricity business in Europe added Euro 95 million to the Group's operating income in the first three quarters of 2002, which offset the effect of the sale of Viesgo.

ENDESA's debt was reduced by Euro 1,145 million in the first nine months of 2002. As of September 30th, 2002 total debt amounted to Euro 23,862 million.

The average cost of debt for the period was 5.0%, against 5.9% for the first nine months 2001.

Lower debt and average cost resulted in a reduction on financial expenses of Euro 115 million, in other words, 9.3% against 2001.

CHANGES IN THE CONSOLIDATION PERIMETER

The main changes in the consolidation perimeter that took place in the first three quarter of 2003 have been were the following:

     - In January 2002, ENDESA sold the 87.5% stake that it held in Viesgo as of 31 December 2001. As a result of this sale, completed as of january 2002, Viesgo has not been consolidated in ENDESA's 2002 accounts.

     - In the first quarter 2002, ENDESA Europa acquired an additional 5.7% of ENDESA Italia, raising therefore its stake in the company to 51%. Therefore ENDESA's financial statements for the first nine months 2002 fully consolidate ENDESA Italia.

     - The Chilean mobile telephone operator SMARTCOM is now consolidated by the equity method, following the criteria adopted in the first quarter 2002. The company's accounts had previously been fully consolidated.


AnALYSIS OF RESULTS

The table below shows the main magnitudes of ENDESA's consolidated profit and loss account for the first nine months of 2002 and their comparison against the same period of 2001.

Main magnitudes of ENDESA's profit and loss account
(Euro Million)
                                                                      30-9-02      30-9-01        % Chge.
Revenues                                                               12,116      11,327            7.0
EBITDA                                                                  3,596       3,790           -5.1
Operating income                                                        2,263       2,449           -7.6
Net income                                                              1,102       1,047            5.3
Cash flow                                                               2,809       2,971           -5.4

1.       Operating income

ENDESA's revenues in the first nine months 2002 were Euro 12,116 million, a 7.0% rise on the previous year.

EBITDA was Euro 3,596 million, a decrease of 5.1% over the previous year.

Operating income for the period was Euro 2,263 million, a decrease of 7.6% against the previous year.

Should the tariff shortfall have been accounted on September 30th, 2002, operating income would amount to Euro 2,745 million, increasing 12.1% over the same period of 200. EBITDA amounted to Euro 4,078 million, a 7.6% increase versus the first nine months of 2001.

The table below shows a breakdown of revenues, EBITDA and operating income among the different markets and lines of business in which ENDESA operates.

                                                                       Electricity

                                 Domestic                Europe                  Latin America          Other
                              Euro       %        Euro          %       Euro million      %       Euro         %
                              million   on        million    on total                   on total  million  on total
                                       total
Revenues                       7,883    65.1       1,091         9.0           2,972     24.5       170      1.4
EBITDA                         1,975    54.9         179         5.0           1,389     38.6        53      1.5
Operating Income               1,178    52.1          95         4.2             967     42.7        23      1.0

1.1.     Domestic electricity business

Operating income for the domestic electricity business was Euro 1,178 million, a decrease of Euro 285 million in absolute and of 19.5% in relative terms against the first nine months 2001.

This operating income has been calculated following the current regulatory scenario whereby Endesa has reduced its operating revenues by Euro 482 million from its share in the total deficit of the electric system.

Nevertheless, if during the following months and always prior to closing of the full year accounts, the Government, as it is likely, passes a bill enabling the future recovery of the tariff shortfall ENDESA will account the deficit in the fourth quarter 2002 as an account receivable thereby increasing its revenues and operating income.

Should the tariff shortfall have been accounted as revenue, operating income for the electricity business in Spain would have increased by 13,5%, amounting to Euro 1,660 million. At the same time, EBITDA would have amounted to Euro 2,457 million, increasing by 8.0%.

On the other hand, chances are also that such bill will establish the final island compensation, which would result in an additional revenue and income yet to be quantified, which is not reflected in the financial statements on September 30th 2002 and that would result in an increase of both EBITDA and operating income by the amount approved.

Regarding the operating income of the domestic electric business and its comparison against last year, it is important to highlight the following:

     - Of the Euro 285 million reduction in operating income, Euro 92 million corresponded to Viesgo's operating income for the nine months 2001, which was compensated in the consolidated accounts by the operating income from the European electricity business as a result of the acquisition of up to 51% of ENDESA Italia.

     - Operating income for the first nine months 2001 included Euro 87 million from the effect, which was not provisioned, of the estimate of the additional compensations to extra peninsular generation activities to the ones set forth provisionally in the 2001 tariff decree and which were eventually not collected in 2001 and therefore not accounted for, as well as Euro 34 million of resettlements that did not take place in 2002.

Disregarding the effect of the above two effects, operating income for the domestic electricity business decreases by only Euro 72 million in the period, a mere 5.8% drop against 2001.

The decrease in operating income is totally due to the higher fuel costs as a result of the worse hydrological conditions this year. Fuel costs have increased in the amount of Euro 154 million on a comparable basis, that is, excluding from the 2001 figures those related to Viesgo power plants, against the first nine months 2001.

On the other hand, is important to point out that the performance of the generation mix of ENDESA in this low hydro scenario has been remarkably better than the rest of the industry.

ENDESA's electricity output, once the share of Viesgo is deducted, has increased by 6% in the first nine months 2002 as a consequence of a 30% increase of the fossil fuel generation, basically coal, and a 14% decrease of the hydro and nuclear generation.

On the other hand, output for the rest of the industry has been reduced by 0,3% in the period basically due to a 34% decrease of the hydro and nuclear generation that had to be compensated with a 61% increase on the fossil fuel generation, through an intensive use of fuel oil plants, being more costly than coal.

Revenues

Revenues from the domestic electricity business amounted to Euro 7,883 million in the first nine months of 2002, increasing by 6.9% from same period of 2001.

The table below shows a breakdown of revenues. In order to facilitate the analysis, figures for 2001 highlight the figures for Viesgo and the additional extra peninsular compensation figures as well as the resettlements.

                                                                          Euro Million
                                                            30-9-02    30-9-01      Change       % chge.

Sales                                                        8,162     6,334           1,828       28.9
Tariff deficit                                               (482)        -            (482)        N/A
CTC
-By technology                                                   -       132           (132)        N/A
-Coal                                                           33        55            (22)      -40,0
Services                                                       170       193            (23)      -11.9
Viesgo                                                           -       455           (455)        N/A
Estimate of additional compensation for extra costs on           -       174           (174)        N/A
the islands (a)
Resettlements                                                    -        34            (34)        N/A
TOTAL                                                        7,883     7,377             506        6.9

(a) As of 30 September 2001 this amount was 50% provisioned at the operating income and 50% at extraordinary results

Sales

Sales in the first nine months 2002 were Euro 8,162 million, broken down as follows:

                                                                           Euro Million
                                                         ,         30-9-01       Change           % chge.
Generation, mainland                                    3,003        2,054           949            46.2
Distribution and transmission, mainland                 3,313        2,615           698            26.7
Supply                                                    885          810            75             9.3
"Trading"                                                  86          116          (30)           -25.9
Extra peninsular systems(a)                               651          628            23             3.7
Extra peninsular compensations                            146           91            55            60.4
Other(b)                                                   78           20            58           290.0
TOTAL                                                   8,162        6,334         1,828            28.9

(a) For a higher transparency and due to the particularities of production and generation in the extra peninsular systems, the information on these activities is shown separately.

(b)  Includes mainly sales of gas in the Spanish liberalized market.

Generation

In the first nine months 2002, demand for electricity in the mainland grew 3.5% against 2001. Still, the output from generators under the ordinary regime was only 2.2% higher, due to the 11.6% higher output from generators under the special regime and to the higher imports of electricity.

ENDESA's generation sales in the mainland were 46.2% higher as a result of the following:

- ENDESA's output in the mainland sold in the wholesale market was 58,985 GWh in the first nine months 2002, an increase of 6% against the same period in 2001 after subtracting the output corresponding to VIESGO. This represents a market share of 44.3% for the ordinary regime.

- The unit price of the electricity sold by ENDESA to the wholesale market was 4.86 Euro cents per Kwh, which compares to the 3.55 Euro cents per Kwh assumed in the tariff calculation. This increase has been due to the low hydro generation levels in the period.

        Still, as previously mentioned, this increase has not been fully translated into higher revenues for the utilities because of the tariff shortfall. Specifically for ENDESA, and as a consequence of the above, the average price received per KWh in the period was only 4.1 Euro cents, that is, 0.8 Euro cent less than the resulting price for the wholesale market.

The table below shows the structure of the generation in the mainland for both ENDESA and the whole of the industry for the first nine months of 2001 and 2002:

Structure of electricity generation in the mainland for ENDESA and the total industry (%)

                                                    ENDESA                       Total industry
                                       9M-02              9M-01              9M-02             9M-01
       Nuclear                            35.3               35.1               32.9            34.9
       Coal                               48.8               43.1               44.7            35.2
       Hydro                               9.6               17.7               10.7            25.5
       Fuel-gas                            4.5                4.1                9.5             4.4
       CCGT                                1.8                  -                2.2               -
       Total                             100.0              100.0              100.0           100.0


The table above shows that ENDESA's generation mix in the mainland is stable, with low volatility to hydro conditions. This allows ENDESA to replace the hydro deficits with coal power plants, instead of fuel oil burning plants that result in much higher costs per kWh.

On the other hand, is worth to point out that in the third quarter 2002 the CCGT plants at Besos (Barcelona) and San Roque (Cadiz) combined cycle power plants have generated 1,057 GWh in total since commercial operations started two months ago. Likewise the 232 MW cycle power plant of Son Reus (Balearic Islands) started commercial operations during the period.

Distribution and Transmission

Energy sold by ENDESA in the mainland was 54,264 GWh in the first nine months 2002, 0.8% higher than 2001 after subtracting figures for Viesgo. This figure represents a share of 39.7% of distribution in the mainland.

Revenues from distribution and transmission in the mainland grew by Euro 698 million. Of this amount Euro 681 million corresponded to the higher cost of energy purchases, mainly as a result from the higher pool prices. The regulated margin on distribution remains at similar levels as in the first nine months 2001.

Disregarding this effect, sales from distribution and transmission increased by Euro 17 million against 2001, a rise of 0.7%.

Supply

In the first nine months 2002, ENDESA sold 16,663 GWh to eligible customers, an increase of 0.8% against 2001.

During the first nine months 2002 ENDESA followed a pricing policy geared towards an improvement of margins, which led to an 8,7% increase in the price for energy, thereby leading to a 9,3% rise in revenues for the activity to Euro 885 million.

ENDESA's share in the market for eligible customers has been 36.7% in the first nine months 2002.

Extra Peninsular Systems

In the first nine months 2002, ENDESA's output in the extra peninsular systems was 8,393 GWh, 3.7% higher than 2001.

Sales from these markets were Euro 651 million, an increase of 3.7% against the first nine months 2001.

Additionally revenues include Euro 146 million from compensations, an increase of Euro 55 million against the first nine months 2001.

Operating Costs

The table below shows operating costs for the domestic electricity business, separating the ones for VIESGO in 2001 for an easier comparison.

                                                                             Euro Million


                                                              9M-02       9M-01         Change        % chge.
Purchases                                                      4,944        3,807         1,137           29.9
  Purchases of energy                                          3,581        2,639           942           35.7
  Fuel                                                         1,093          939           154           16.4
  Transmission and other external expenses                       270          229            41           17.9
Depreciation                                                     797          759            38            5.0
Provisions                                                        32           60          (28)          -46.7
Personnel                                                        613          624          (11)           -1.8
Other Operating Costs                                            422          392            30            7.7
Viesgo                                                             -          368         (368)            N/A
TOTAL                                                          6,808        6,010           798           13.3

Purchases


In January-September 2002, purchases were increased Euro 1,137 Million (29.9%) against the first nine months 2001 mainly due to the following:

     - Higher purchases of energy by ENDESA's distribution and commercialization affiliates in the amount of Euro 942 million, representing an increase of 35.7% over the figures for the first nine months 2001. This increase was a consequence of the higher average pool prices.

     - Fuel costs increased by Euro 154 million as a consequence of the higher volumes of thermal-based generation vis-a-vis the first nine months 2002.

Personnel Expenses

As of 30th September 2002, workforce for ENDESA's domestic electricity business was 13,592 employees, a decrease of 1,424 against 31st December 2001, of whom 876 correspond to VIESGO.

In the first nine months 2002, personnel expenses was Euro 613 million, Euro 11 million lower than the first nine months 2001 after excluding personnel costs from VIESGO. This represents a drop of 1.8% on a comparable basis.

1.2. European Electricity Business

Operating income for the electricity business in European countries other than Spain corresponds entirely to the activity carried out by ENDESA Italia. ENDESA's output in Italy in the first nine months 2002 was 13,084 GWh with revenues of Euro 742 million.

During the period, ENDESA has continued to develop the improvements in efficiency as set out in the business plan for the company. As an example, total workforce at ENDESA Europe as of 30th September 2002, which was 1,231, is lower in 167 employees than at the end of the year 2001.

EBITDA for the first nine months 2002 was Euro 179 million, enabling an operating income of Euro 95 million. Both figures are in line with the company's business plan.

The remuneration scheme for generation in Italy results in unit revenues much higher in the first and fourth quarters than in the second and third.

1.3. Latin American Electricity Business

Operating income for the Latin American electricity business in the first nine months 2002 was Euro 967 million, a decrease of 5.7% against last year. However, should Argentina be disregarded, operating income shows an increase of 19.3%.

Between the first nine months 2001 and the first nine months 2002 significant devaluations against the Euro took place, which has had a negative effect on the operating income measured in Euro. However, in local currency terms, operating income from the Latin American companies that are fully consolidated has increased by 15.1%.

The table below shows the performance of the EBITDA and operating income broken down by activity and their comparison against the previous year:

                                                                     Euro million

                                                   EBITDA               Operating Income
                                       9M-02       9M-01        % Chge      9M-02       9M-01      %Chge
Generation                              677         730          -7.3        474         491        -3.5
Distribution and Transmission           740         772          -4.1        525         541        -3.0
Other                                   (28)         -           N/A         (32)        (7)        N/A
Total                                  1,389       1,502         -7.5        967        1,025       -5.7

The table below shows EBITDA and operating income for the activities of generation and distribution in the first nine months 2002 and their comparison against 2001, broken down by country where ENDESA has fully consolidated affiliates.

                                                                     Euro million
                                                        EBITDA                       Operating Income

                                             9M-02       9M-01      % Chge.      9M-02       9M-01     % Chge.
Generation
Chile                                          300          297        1,0          230       205        12,2
Colombia                                       139          143       -2,8           95        98        -3,1
Brazil                                          45           50      -10,0           36        41       -12,2
Peru                                           120          105       14,3           89        83         7,2
TOTAL Generation ex Argentina                  604          595        1,5          450       427         5,4
Argentina                                       73          135      -45,9           24        64       -62,5
TOTAL Generation                               677          730       -7,3          474       491        -3,5

                                                                     Euro million

                                                              EBITDA                   Operating Income

                                                    9M-02      9M-01     % Chge.     9M-02      9M-01     % Chge.
Distribution and Transmission
Chile                                                 157        165       -4,8        140        147       -4,8
Colombia                                              107        113       -5,3         46         53      -13,2
Brazil                                                347        164      111,6        289        113      155,8
Peru                                                   64         72      -11,1         41         50      -18,0
TOTAL Dist. and Trans. ex Argentina                   675        514       31,3        516        363       42,1
Argentina                                              65        258      -74,8          9        178      -94,9
TOTAL Distribution and Transmission                   740        772       -4,1        525        541       -3,0

As the table above shows, if Argentina is excluded, operating income increases by 5.4% in generation and 42.1% in distribution and transmission.

It is important to highlight the 12.2% and 7.2% improvement in the operating income, in euro term, from the Chilean and Peruvian generation activity respectively, as well as the improvement in distribution and transmission in Brazil, mainly due to the results posted by CIEN, a company that runs the interconnection between Argentina and Brazil, and whose second line has become operational in 2002.

This company's contracts with customers include a "take or pay" obligation for the buyer of electricity, which enables CIEN to profit from low price conditions in the Argentinean and Brazilian markets.

These operating results for the Latin American electricity business, achieved in a very unfavorable economic environment, reflect the efficiency improvements that are being achieved in ENDESA's Latin American subsidiaries and the limited impact from the situations of recession on the electricity business.

On the other hand, in the third quarter of the year, certain symptoms of recuperation in the electricity markets of the two countries most severely hit by recession have been detected. Thus, the distribution of electricity in Argentina registered a decrease of just 1.8% against the same period in 2001, while in the two previous quarters it had diminished a total of 7.1%. As for Brazil, the energy distributed in the third quarter of the year was increased by 19,3% compared with June-September 2001, against a decrease of 8.2% in the first half of the current year.

On the other hand, in Brazil the compensations to distribution companies approved by the Government to face the effects of the last year's restrictions after the bad hydrological conditions have amounted, for ENDESA's subsidiaries, to Euro 58 million for the first nine months 2002.

The table below shows the physical data of ENDESA's Latin American subsidiaries in the first nine months of 2002 and 2001.

                                     Generation (GWh)                        Distribution (GWh)

                               9M-02          % chge. s/2001             9M-02            % chge. s/2001
Chile                         12,023               0.8                   7,357               3.5
Colombia                       8,059               3.6                   6,740               4.7
Argentina                      6,503             -22.7                   9,146              -7.2
Brazil                         1,752              -4.1                   9,209              -0.6
Peru                           3,260               2.2                   2,894               4.9
TOTAL                         31,597              -4.6                  33,346              -0.2

The data above show that ENDESA's Latin American business is adequately diversified, both by country and line of business, which enables it to face the consequences of the odd situations of recession.


2. Financial Results

Financial results for the first nine months 2002 were a net loss of Euro 1,599 million as broken down below:

                                                         Euro million

                                                    30-9-02       30-9-01            Change           % chge.
Financial expenses                                  (1,122)       (1,237)               115               9.3
Financial income                                        171           139                32              23.0
FX differences                                        (835)         (100)             (735)               N/A
Monetary correction                                     192           110                82              74.5
Change in provisions                                    (5)             3               (8)               N/A
Total financial results                             (1,599)       (1,085)             (514)             -47.4

2.1 Financial Expenses

In the first nine months 2002 ENDESA reduced its debt figure by Euro 1,145 million. As a consequence of that, debt fell to Euro 23,862 million as of September 30th 2002.

The reduction in debt was the result of the following:

- The flow of funds in the period resulted in a reduction of the debt of Euro 792 million.

- The changes in the consolidation perimeter have brought the consolidation of Euro 1,330 million corresponding to ENDESA Italia's debt position as of 31 December 2001 as well as the reduction of Euro 152 million of the debt at that date from the companies that ceased to be fully consolidated, mainly VIESGO.

- The changes in the exchange rates against the Euro of the currencies in which the consolidated affiliates hold their debt have resulted in a decrease of the Euro value of the total consolidated debt of Euro 1,531 million.

On the other hand, average cost of debt for the period was 5.0%, against 5.9% for the first nine months 2001.

This decrease and the debt reduction have enabled a reduction in financial expenses of Euro 115 million, a decrease of 9.3% against the first nine months 2001.

The following table shows a breakdown of debt and its average cost by line of business in the first nine months 2002:

                                               Debt as of 31-12-01      Debt as of 30-9-02      Avge cost 2002

Domestic electricity business                         11,768               10,139                     4.2
Latin American electricity business                   11,525               10,030                     6.2
European electricity business                              -                1,535                     3.8
Other businesses                                       1,714                2,158                     4.1
TOTAL                                                 25,007               23,862                     5.0

2.2. Foreign Exchange Differences

Net foreign exchange differences for the first nine months 2002 resulted in a net loss of Euro 835 million.

The most significant change in the exchange rates against the Euro and US dollar of the currencies of the countries where ENDESA operates has been the one for the Argentinean peso, which fell from 1 to the dollar as of 31st December 2001 to 3.75 to the dollar as of 30th September 2002, representing a devaluation of 73%. Since ENDESA closed its accounts for the year 2001 using an exchange rate of 1.7 pesos to the dollar, the effect on the first nine months 2002 corresponds to a devaluation of 55%.

Of the remaining currencies of the countries in which ENDESA has a presence, it is worth noting the 40% devaluation of the Brazilian real against the dollar.

In the first nine months 2002 the negative of the Argentinean peso on the debt of the Argentinean subsidiaries amounted to Euro 547 million on ENDESA's income statement under the "Foreign exchange losses" footing, with a net impact on net income after taxes and minorities of Euro 93 million. In the case of Brazil, most of the dollar-denominated third party debt in ENDESA's subsidiaries is hedged, so the impact from foreign exchange differences derived from this debt upon the results is not significant.

The Argentinean Government has recently approved a decree that, among others, gives companies the possibility to adjust their financial statements with inflation from 1 January, as a consequence of the significant rise of the country's inflation rate.

Through this accounting principle, which is also applied in other Latin American countries such as Chile, Peru and Colombia, the companies that operate in these countries can adjust the value of their non-financial net assets and their equity in accordance with inflation, so that the figures balance sheet and income statement do not lose economic sense.

Even if in both Spanish and international accounting regulations accept the monetary correction in the accounting of activities in countries with high inflation rates, ENDESA's financial statements as of 30th September 2002 do not incorporate it for Argentina, as an analysis is being carried out on the reasonability of its application, taking into consideration the current situation of the country.


3. Equity Income

As of 30th September 2002, losses attributable to ENDESA under the equity method were Euro 89 million.

The largest component of the equity losses corresponds to the shareholdings in telecommunications affiliates.

The telecommunications holding company AUNA, showed a loss of Euro 135 million, which, apart from AUNA's ordinary income, includes some the provisions corresponding to the closing of Quiero TV and other write downs. However, it does not include yet the sale of Eresmas.

As of 30th September 2002 AUNA showed positive EBITDA of Euro 431 million and its main subsidiary, AMENA, posted a positive net income of Euro 77 million with a customer base of over 6 million, an increase of 1.2 million against the previous year.

On the other hand it is important to highlight that the foreseeable future performance of the holding and divestments will make it unnecessary to ask for new equity contributions from the shareholders.

The Chilean mobile telephone operator Smartcom, despite having posted a net loss of Euro 38 million, became EBITDA positive for the whole year in the month of July.

Moreover, as of 30th September 2002 it had a customer base of 800,000, 71% higher than a year ago, and a market share of 14%, against 10.3% in 2001.


4. Extraordinary Results

Extraordinary results for ENDESA as of 30th September 2002 were Euro 574 million. Its main components were the following:

-    The Euro 1,066 million capital gain from the sale of 87.5% of VIESGO.

- A Euro 134 million provision to fully cover the risks related to the economic situation in Argentina. This amount covers the full value of ENDESA's investments and loans, both direct and indirect, in this country.

- A provision to cover the effect of the drop in the share's market price on the treasury stock, which amounted to Euro 99 million.

-    Provisions to cover risks for Euro 242 million.


5. Information by Line of Business

The table below shows the main parameters of the ENDESA's income statement and balance sheet as of 30th September 2002 by line of business.

                                                                       Euro million

                                           Revenues       Operating Income        Net Income        Fixed Assets
Generation                                 3.436                 1.155                1.511            8.193
Distribution                               4.233                   472                  297            6.529
Supply                                       945                    75                   40               30
Latin America                              2.972                   967                (110)            9.304
Europe                                     1.091                    95                  (6)            2.322
Other businesses                             170                    23                (105)              501
Services                                     126                     6                    3               53
Corporate Structure(a)                      (308)                 (526)                (528)              133
Adjustments among activities               (549)                   (4)                    -              331
TOTAL                                     12.116                 2.263                1.102           27.396

(a) Includes tariff deficit.


6. Cash Flow, Investments and Financing

Cash flow from operations for the first nine months 2002 was Euro 2,809 million. It should be noted that this item rose strongly in the third quarter, when it reached the amount of Euro 1,214 million, against Euro 1,595 million in the first two quarters.

This cash flow allowed covering capital expenditures and intangibles for Euro 1,512 million and the payment of the dividend to ENDESA's shareholders for the amount of Euro 724 million and to minorities for Euro 146 million.

In addition to the above, funds were obtained from disposals for Euro 1,824 million, of which Euro 1,684 million correspond to the sale of 87.5% of Viesgo.

On the other hand, financial investments were made for Euro 793 million and Euro 239 million were paid as provisions, mainly from pension liabilities and early retirement programs.

Financial investments include the capital increases subscribed in AUNA and Smartcom for Euro 275 and 57 million respectively, and the acquisition to Telecom Italia of an additional 2% of AUNA for Euro 159 million.

The acquisition of shares in consolidated companies corresponds in its entirety to the acquisition of the additional 5.7% in ENDESA Italia.

The table below provides a breakdown of total investments in the period and its comparison with 2001:

                                                                Euro million

                                             January-September 2002       January-September       Change %
                                                                                2001
Capital Expenditures                                     1,455                    1,402               3.8
Intangibles                                                 57                       72             -20.8
Financial                                                  666                    2,428             -72.6
Acquisition of shares in consolidated                      127                       14               N/A
companies
Total investments                                        2,305                    3,916             -41.1

The following table shows a breakdown of capital expenditures by line of business:

                        Spain         Latin America            Europe          Other business       Total
Generation              315               209                  168                  -               692
Distribution            349               315(a)                 -                  -               664
Other                   29                15                     4                  51               99
Total                   693               539                  172                  51            1,455

(a)  Includes  the  investment   made  for  the   construction   of  the  second
     interconnection line Brazil-Argentina.

It is important to highlight the amount of the investment in distribution facilities in Spain of Euro 349 million, that is, 50.4% of total capital expenditures in Spain's electricity business.

On the other hand, investments in generation in Spain were mainly concentrated in the development of the new CCGT plants.

As for its financing activity, in the first nine months 2002 ENDESA has arranged long term financing facilities for an amount of Euro 1,520 million with a 6.4 years average maturity, and has issued both domestic and European commercial paper with a balance of Euro 2,079 as of 30th September 2002, with an average cost below euribor. As of today, the undrawn balance of its available lines of credit is around Euro 1,900 million.

For additional information, please contact Jacinto Pariente, North America Investor Relations Office, Tel: (212) 750 7200.

http://www.endesa.es


                                                              ENDESA S.A. AND SUBSIDIARIES
                                                              CONSOLIDATED BALANCE SHEETS
                                                   AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
                                                                       (Unaudited)

                                                                      Euro Million
ASSETS                                             Sept. 30 '02        Dec 31'01       Variation

Utility plant and intangible assets                    27,938          30,720     (2,782)        -9.06%
Financial investments                                   7,314           7,138        176          2.47%
Goodwill                                                5,436           5,543       (107)        -1.93%
Deferred charges                                          568             663        (95)       -14.33%
Current assets                                          7,927           6,123      1,804         29.47%
TOTAL                                                  49,183          50,187     (1,004)        -2.00%


STOCKHOLDERS' EQUITY                                                 Euro Million
AND LIABILITES                                      Sept. 30 '02       Dec 31'01         Variation
Stockholder's equity                                    7,725           8,656       (931)       -10.76%
  Subscribed capital stock                              1,271           1,271                     0.00%
  Reserves                                              8,705           7,765        940         12.11%
  FX translation differences                           (3,353)         (1,859)    (1,494)       -80.37%
  Income allocable to the controlling company           1,102           1,479       (377)       -25.49%
Minority interests                                      3,110           3,762       (652)       -17.33%
Negative goodwill                                          29              29                     0.00%
Deferred revenues                                       1,307           1,214         93          7.66%
Provisions for contingencies and expenses               4,216           4,216                     0.00%
Long term debt                                         21,339          22,700     (1,361)        -5.99%
Current liabilities                                    11,457           9,610      1,847         19.22%
TOTAL                                                  49,183          50,187     (1,004)        -2.00%




                                                                ENDESA S.A. AND SUBSIDIARIES
                                                              CONSOLIDATED STATEMENTS OF INCOME
                                                        FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                                                          (Unaudited)



                                                                      Euro Million
                                                          Sept. 30 '02    Sept. 30 '01    Variation

OPERATING REVENUES                                              12,488       11,671      817      7.00%
  Sales                                                         12,116       11,327      789      6.97%
  Capitalized expenses                                             240          227       13      5.73%
  Other operating revenues                                         132          117       15     12.82%

OPERATING EXPENSES                                              10,225        9,222    1,003     10.88%
  Purchases                                                      7,030        5,860    1,170     19.97%
    Electricity purchased                                        4,721        4,002      719     17.97%
    Raw materials and other supplies                             1,781        1,417      364     25.69%
    Power transmission and other external expenses                 528          441       87     19.73%
  Personnel expenses                                               919          998      (79)    -7.92%
  Depreciation and amortization                                  1,333        1,341       (8)    -0.60%
  Change in operating provisions                                    45          100      (55)   -55.00%
  Other operating expenses                                         898          923      (25)    -2.71%

OPERATING INCOME                                                 2,263        2,449     (186)    -7.59%

FINANCIAL REVENUES                                                 880          482      398     82.57%
  Financial revenues                                               171          139       32     23.02%
  Foreign exchange gains                                           517          233      284    121.89%
  Monetary adjustments                                             192          110       82     74.55%

FINANCIAL EXPENSES                                               2,479        1,567      912     58.20%
  Financial expenses                                             1,122        1,237     (115)    -9.30%
  Change in provisions for financial investments                     5           (3)       8    266.67%
  Foreign exchange losses                                        1,352          333    1,019    306.01%

FINANCIAL INCOME (LOSS)                                         (1,599)      (1,085)    (514)   -47.37%

  Equity in the income (loss)  of companies carried by the
   equity method                                                   (89)         (83)      (6)    -7.23%
  Amortization of goodwill and reverse negative goodwill          (262)        (210)     (52)    24.76%
ORDINARY INCOME (LOSS)                                             313        1,071     (758)   -70.77%

NONOPERATING INCOME (LOSS)                                         574          426      148     34.74%

CONSOLIDATED INCOME BEFORE INCOME TAXES                            887        1,497     (610)   -40.75%
  Income taxes                                                      45          260     (215)   -82.69%

CONSOLIDATED INCOME FOR THE YEAR                                   842        1,237     (395)   -31.93%
  Income allocated to minority interests                          (260)         190     (450)  -236.84%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY         1,102        1,047       55      5.25%
  Net income per share (expressed in euros)                       1.04         0.99     0.05      5.25%

Cash flow                                                        2,809        2,971     (162)    -5.45%
EBITDA                                                           3,596        3,790     (194)    -5.12%






                                                                         ENDESA S.A. AND SUBSIDIARIES
                                                                     CONSOLIDATED STATEMENTS OF INCOME
                                                                               BY BUSINESS LINES
                                                                  FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                                                                  (Unaudited)
                                                                               Amounts in Euro Million

                                                                              DOMESTIC     LATAM     EUROPE      OTHER
                                                                            ELECTRICITY ELECTRICITY ELECTRICITY BUSINESESS

 OPERATING REVENUES                                                               7,986      3,194      1,099       209
   Sales                                                                          7,883      2,972      1,091       170
   Capitalized expenses                                                              53        165          3        19
   Other operating revenues                                                          50         57          5        20

 OPERATING EXPENSES                                                               6,808      2,227      1,004       186
   Purchases                                                                      4,944      1,188        806        92
     Electricity purchased                                                        3,581        861        278         1
     Raw materials and other supplies                                             1,093        139        470        79
     Power transmission and other external expenses                                 270        188         58        12
   Personnel expenses                                                               613        226         58        22
   Depreciation and amortization                                                    797        422         84        30
   Change in operating provisions                                                    32         12                    1
   Other operating expenses                                                         422        379         56        41

 OPERATING INCOME                                                                 1,178        967         95        23

 FINANCIAL REVENUES                                                                  64        800          3        13
   Financial revenues                                                                23        138          3         7
   Foreign exchange gains                                                            41        470                    6
   Monetary adjustments                                                                        192

 FINANCIAL EXPENSES                                                                 447      1,918         47        67
   Financial expenses                                                               444        570         47        61
   Change in provisions for financial investments                                                                     5
   Foreign exchange losses                                                            3      1,348                    1

 FINANCIAL INCOME (LOSS)                                                           (383)    (1,118)       (44)      (54)

   Equity in the income (loss)  of companies carried by the equity method            55         (4)        16      (156)
   Amortization of goodwill and reverse negative goodwill                            (6)      (157)       (69)      (30)
 ORDINARY INCOME (LOSS)                                                             844       (312)        (2)     (217)

 NONOPERATING INCOME (LOSS)                                                         755       (201)       (27)       47

 CONSOLIDATED INCOME BEFORE INCOME TAXES                                          1,599       (513)       (29)     (170)
   Income taxes                                                                     274       (124)       (34)      (71)

 CONSOLIDATED INCOME FOR THE YEAR                                                 1,325       (389)         5       (99)
   Income allocated to minority interests                                             2       (279)        11         6

 INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                         1,323       (110)        (6)     (105)


   Cash flow                                                                      1,286      1,306        124        93
   EBITDA                                                                         1,975      1,389        179        53





                                                                            ENDESA S.A. AND SUBSIDIARIES
                                                                          CONSOLIDATED STATEMENTS OF INCOME
                                                                                       NATIONAL
                                                                     FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                                                                     (Unaudited)
DOMESTIC ELECTRICITY BUSINESS
                                                                                            Euro Million
                                                                                Sept. 30 '02  Sept. 30 '01     Variation

OPERATING REVENUES                                                                    7,986       7,473      513   6.86%
  Sales                                                                               7,883       7,377      506   6.86%
  Capitalized expenses                                                                   53          58       (5) -8.62%
  Other operating revenues                                                               50          38       12  31.58%

OPERATING EXPENSES                                                                    6,808       6,010      798  13.28%
  Purchases                                                                           4,944       4,079      865  21.21%
    Electricity purchased                                                             3,581       2,801      780  27.85%
    Raw materials and other supplies                                                  1,093       1,049       44   4.19%
    Power transmission and other external expenses                                      270         229       41  17.90%
  Personnel expenses                                                                    613         660      (47) -7.12%
  Depreciation and amortization                                                         797         812      (15) -1.85%
  Change in operating provisions                                                         32          48      (16)-33.33%
  Other operating expenses                                                              422         411       11   2.68%

OPERATING INCOME                                                                      1,178       1,463     (285)-19.48%

FINANCIAL REVENUES                                                                       64          24       40 166.67%
  Financial revenues                                                                     23          15        8  53.33%
  Foreign exchange gains                                                                 41           9       32 355.56%

FINANCIAL EXPENSES                                                                      447         495      (48) -9.70%
  Financial expenses                                                                    444         508      (64)-12.60%
  Change in provisions for financial investments                                                    (13)      13 100.00%
  Foreign exchange losses                                                                 3                    3    N/A

FINANCIAL INCOME (LOSS)                                                                (383)       (471)      88  18.68%

  Equity in the income (loss)  of companies carried by the equity
   method                                                                                55          26       29 111.54%
  Amortization of goodwill and reverse negative goodwill                                 (6)         (3)      (3)100.00%
ORDINARY INCOME (LOSS)                                                                  844       1,015     (171)-16.85%

NONOPERATING INCOME (LOSS)                                                              755        (115)     870 756.52%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                               1,599         900      699  77.67%
  Income taxes                                                                          274         255       19   7.45%

CONSOLIDATED INCOME FOR THE YEAR                                                      1,325         645      680 105.43%
  Income allocated to minority interests                                                  2                    2    N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                              1,323         645      678 105.12%

  Cash flow                                                                           1,286       1,753     (467)-26.64%
  EBITDA                                                                              1,975       2,275     (300)-13.19%




                                                                             ENDESA S.A. AND SUBSIDIARIES
                                                                           CONSOLIDATED STATEMENTS OF INCOME
                                                                                    LATIN AMERICA
                                                                    FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                                                                     (Unaudited)
LATIN AMERICAN ELECTRICITY  BUSINESS
                                                                                       Euro Million

                                                                      Sept. 30 '02       Sept. 30 '01  Variation

OPERATING REVENUES                                                               3,194           3,902     (708) -18.14%
  Sales                                                                          2,972           3,694     (722) -19.55%
  Capitalized expenses                                                             165             148       17   11.49%
  Other operating revenues                                                          57              60       (3)  -5.00%

OPERATING EXPENSES                                                               2,227           2,877     (650) -22.59%
  Purchases                                                                      1,188           1,603     (415) -25.89%
    Electricity purchased                                                          861           1,188     (327) -27.53%
    Raw materials and other supplies                                               139             226      (87) -38.50%
    Power transmission and other external expenses                                 188             189       (1)  -0.53%
  Personnel expenses                                                               226             304      (78) -25.66%
  Depreciation and amortization                                                    422             477      (55) -11.53%
  Variation in operating provisions                                                 12              46      (34) -73.91%
  Other operating expenses                                                         379             447      (68) -15.21%

OPERATING INCOME                                                                   967           1,025      (58)  -5.66%

FINANCIAL REVENUES                                                                 800             445      355   79.78%
  Financial revenues                                                               138             115       23   20.00%
  Foreign exchange gains                                                           470             220      250  113.64%
  Monetary adjusments                                                              192             110       82   74.55%

FINANCIAL EXPENSES                                                               1,918             976      942   96.52%
  Financial expenses                                                               570             652      (82) -12.58%
  Change in provisions for financial investments                                                     4       (4)-100.00%
  Foreign exchange losses                                                        1,348             320    1,028  321.25%

FINANCIAL INCOME (LOSS)                                                         (1,118)           (531)    (587)-110.55%

  Equity in the income (loss)  of companies carried by the equity
   method                                                                           (4)             (2)      (2) 100.00%
  Amortization of goodwill                                                        (157)           (174)      17   -9.77%
ORDINARY INCOME (LOSS)                                                            (312)            318     (630)-198.11%

NONOPERATING INCOME (LOSS)                                                        (201)            505     (706)-139.80%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                           (513)            823   (1,336)-162.33%
  Income taxes                                                                    (124)            102     (226)-221.57%

CONSOLIDATED INCOME FOR THE YEAR                                                  (389)            721   (1,110)-153.95%
  Income allocated to minority interests                                          (279)            186     (465)-250.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                          (110)            535     (645)-120.56%

  Cash flow                                                                      1,306           1,161      145   12.49%
  EBITDA                                                                         1,389           1,502     (113)  -7.52%





                                                                              ENDESA S.A. AND SUBSIDIARIES
                                                                           CONSOLIDATED STATEMENTS OF INCOME
                                                                                         EUROPE
                                                                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                                                                      (Unaudited)
EUROPEAN ELECTRICITY BUSINESS
                                                                                                          Euro Million
                                                                                                          Sept. 30 '02
OPERATING REVENUES                                                                                                1,099
  Sales                                                                                                           1,091
  Capitalized expenses                                                                                                3
  Other operating revenues                                                                                            5

OPERATING EXPENSES                                                                                                1,004
  Purchases                                                                                                         806
    Electricity purchased                                                                                           278
    Raw materials and other supplies                                                                                470
    Power transmission and other external expenses                                                                   58
  Personnel expenses                                                                                                 58
  Depreciation and amortization                                                                                      84
  Variation in operating provisions
  Other operating expenses                                                                                           56

OPERATING INCOME                                                                                                     95

FINANCIAL REVENUES                                                                                                    3
  Financial revenues                                                                                                  3
  Foreign exchange gains
  Monetary adjusments

FINANCIAL EXPENSES                                                                                                   47
  Financial expenses                                                                                                 47
  Change in provisions for financial investments
  Foreign exchange losses

FINANCIAL INCOME (LOSS)                                                                                             (44)

  Equity in the income (loss)  of companies carried by the
   equity method                                                                                                     16
  Amortization of goodwill                                                                                          (69)
ORDINARY INCOME (LOSS)                                                                                               (2)

NONOPERATING INCOME (LOSS)                                                                                          (27)

CONSOLIDATED INCOME BEFORE INCOME TAXES                                                                             (29)
  Income taxes                                                                                                      (34)

CONSOLIDATED INCOME FOR THE YEAR                                                                                      5
  Income allocated to minority interests                                                                             11

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                                                             (6)

  Cash flow                                                                                                         124
  EBITDA                                                                                                            179





                                                                            ENDESA S.A. AND SUBSIDIARIES
                                                                             CONSOLIDATED STATEMENTS OF INCOME
                                                                                  OTHER BUSINESSES
                                                                     FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                                                                       (Unaudited)
OTHER BUSINESSES
                                                                                                Euro Million
                                                                     Sept. 30 '02   Sept. 30 '01      Variation


OPERATING REVENUES                                                              209        296      (87)  -29.39%
  Sales                                                                         170        256      (86)  -33.59%
  Capitalized expenses                                                           19         21       (2)   -9.52%
  Other operating revenues                                                       20         19        1     5.26%

OPERATING EXPENSES                                                              186        335     (149)  -44.48%
  Purchases                                                                      92        178      (86)  -48.31%
    Electricity purchased                                                         1         13      (12)  -92.31%
    Raw materials and other supplies                                             79        142      (63)  -44.37%
    Power transmission and other external expenses                               12         23      (11)  -47.83%
  Personnel expenses                                                             22         34      (12)  -35.29%
  Depreciation and amortization                                                  30         52      (22)  -42.31%
  Variation in operating provisions                                               1          6       (5)  -83.33%
  Other operating expenses                                                       41         65      (24)  -36.92%

OPERATING INCOME                                                                 23        (39)      62   158.97%

FINANCIAL REVENUES                                                               13         13              0.00%
  Financial revenues                                                              7          9       (2)  -22.22%
  Foreign exchange gains                                                          6          4        2    50.00%

FINANCIAL EXPENSES                                                               67         96      (29)  -30.21%
  Financial expenses                                                             61         77      (16)  -20.78%
  Change in provisions for financial investments                                  5          6       (1)  -16.67%
  Foreign exchange losses                                                         1         13      (12)  -92.31%

FINANCIAL INCOME (LOSS)                                                         (54)       (83)      29    34.94%

  Equity in the income (loss)  of companies carried by the equity
   method                                                                      (156)      (107)     (49)   45.79%
  Amortization of goodwill                                                      (30)       (33)       3    -9.09%
ORDINARY INCOME (LOSS)                                                         (217)      (262)      45    17.18%

NONOPERATING INCOME (LOSS)                                                       47         36       11    30.56%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                        (170)      (226)      56    24.78%
  Income taxes                                                                  (71)       (97)      26   -26.80%

CONSOLIDATED INCOME FOR THE YEAR                                                (99)      (129)      30    23.26%
  Income allocated to minority interests                                          6          4        2    50.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                       (105)      (133)      28    21.05%

  Cash flow                                                                      93         57       36    63.16%
  EBITDA                                                                         53         13       40   307.69%





                                                                         ENDESA S.A. AND SUBSIDIARIES
                                                                      CONSOLIDATED STATEMENTS OF INCOME
                                                                               ON A QUATERLY BASIS
                                                                                  (Unaudited)

                                                                                         Euro Million

                                                                                  3Q 2002         3Q 2001   Variation

OPERATING REVENUES                                                                  3,992           4,070  (78)  -1.92%
  Sales                                                                             3,895           3,908  (13)  -0.33%
  Capitalized expenses                                                                 71             124  (53) -42.74%
  Other operating revenues                                                             26              38  (12) -31.58%

OPERATING EXPENSES                                                                  3,316           3,322   (6)  -0.18%
  Purchases                                                                         2,284           2,186   98    4.48%
    Electricity purchased                                                           1,513           1,507    6    0.40%
    Raw materials and other supplies                                                  595             534   61   11.42%
    Power transmission and other external expenses                                    176             145   31   21.38%
  Personnel expenses                                                                  293             331  (38) -11.48%
  Depreciation and amortization                                                       460             444   16    3.60%
  Change in operating provisions                                                        4              65  (61) -93.85%
  Other operating expenses                                                            275             296  (21)  -7.09%

OPERATING INCOME                                                                      676             748  (72)  -9.63%

FINANCIAL REVENUES                                                                    477             156  321  205.77%
  Financial revenues                                                                   74              40   34   85.00%
  Foreign exchange gains                                                              258             119  139  116.81%
  Monetary adjustments                                                                145              (3) 148 4933.33%

FINANCIAL EXPENSES                                                                    758             531  227   42.75%
  Financial expenses                                                                  372             401  (29)  -7.23%
  Change in provisions for financial investments                                        3               6   (3) -50.00%
  Foreign exchange losses                                                             383             124  259  208.87%

FINANCIAL INCOME (LOSS)                                                              (281)           (375)  94   25.07%

  Equity in the income (loss)  of companies carried by the equity
   method                                                                             (25)             (9) (16)-177.78%
  Amortization of goodwill and reverse negative goodwill                              (81)            (68) (13)  19.12%
ORDINARY INCOME (LOSS)                                                                289             296   (7)  -2.36%

NONOPERATING INCOME (LOSS)                                                            (92)             97 (189)-194.85%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                               197             393 (196) -49.87%
  Income taxes                                                                        (75)             69 (144)-208.70%

CONSOLIDATED INCOME FOR THE YEAR                                                      272             324  (52) -16.05%
  Income allocated to minority interests                                                7              34  (27) -79.41%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                              265             290  (25)  -8.62%

Cash flow                                                                           1,214             990  224   22.63%
EBITDA                                                                              1,136           1,192  (56)  -4.70%





                                                                              ENDESA S.A. AND SUBSIDIARIES
                                                                           CONSOLIDATED STATEMENTS OF INCOME
                                                                             DOMESTIC ELECTRICITY BUSINESS
                                                                                  ON A QUATERLY BASIS
                                                                                      (Unaudited)
DOMESTIC ELECTRICITY BUSINESS
                                                                                     Euro Million
                                                                                3Q 2002        3Q 2001    Variation

OPERATING REVENUES                                                               2,694          2,716      (22)   -0.81%
  Sales                                                                          2,666          2,684      (18)   -0.67%
  Capitalized expenses                                                              15             22       (7)  -31.82%
  Other operating revenues                                                          13             10        3    30.00%

OPERATING EXPENSES                                                               2,270          2,311      (41)   -1.77%
  Purchases                                                                      1,640          1,638        2     0.12%
    Electricity purchased                                                        1,173          1,142       31     2.71%
    Raw materials and other supplies                                               363            427      (64)  -14.99%
    Power transmission and other external expenses                                 104             69       35    50.72%
  Personnel expenses                                                               204            217      (13)   -5.99%
  Depreciation and amortization                                                    270            272       (2)   -0.74%
  Change in operating provisions                                                    13             45      (32)  -71.11%
  Other operating expenses                                                         143            139        4     2.88%

OPERATING INCOME                                                                   424            405       19     4.69%

FINANCIAL REVENUES                                                                  10              7        3    42.86%
  Financial revenues                                                                11                      11      N/A
  Foreign exchange gains                                                            (1)             7       (8) -114.29%

FINANCIAL EXPENSES                                                                 155            159       (4)   -2.52%
  Financial expenses                                                               152            178      (26)  -14.61%
  Foreign exchange losses                                                            3            (19)      22   115.79%

FINANCIAL INCOME (LOSS)                                                           (145)          (152)       7     4.61%

  Equity in the income (loss)  of companies carried by the
   equity method                                                                    31             21       10    47.62%
  Amortization of goodwill and reverse negative goodwill                            (3)            (3)
ORDINARY INCOME (LOSS)                                                             307            271       36    13.28%

NONOPERATING INCOME (LOSS)                                                        (118)             5     (123)-2460.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                            189            276      (87)  -31.52%
  Income taxes                                                                      35             63      (28)  -44.44%

CONSOLIDATED INCOME FOR THE YEAR                                                   154            213      (59)  -27.70%
  Income allocated to minority interests                                             1                       1      N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                           153            213      (60)  -28.17%

  Cash flow                                                                        586            484      102    21.07%
  EBITDA                                                                           694            677       17     2.51%


                                                                               ENDESA S.A. AND SUBSIDIARIES
                                                                             CONSOLIDATED STATEMENTS OF INCOME
                                                                            LATINAMERICAN ELECTRICITY BUSINESS
                                                                                    ON A QUATERLY BASIS

LATIN AMERICAN ELECTRICITY  BUSINESS
                                                                                       Euro Million
                                                                                 3Q 2002  3Q 2001   Variation

OPERATING REVENUES                                                                   911    1,255 (344) -27.41%
  Sales                                                                              849    1,136 (287) -25.26%
  Capitalized expenses                                                                52       98  (46) -46.94%
  Other operating revenues                                                            10       21  (11) -52.38%

OPERATING EXPENSES                                                                   652      898 (246) -27.39%
  Purchases                                                                          340      487 (147) -30.18%
    Electricity purchased                                                            235      362 (127) -35.08%
    Raw materials and other supplies                                                  45       60  (15) -25.00%
    Power transmission and other external expenses                                    60       65   (5)  -7.69%
  Personnel expenses                                                                  63      102  (39) -38.24%
  Depreciation and amortization                                                      154      154         0.00%
  Variation in operating provisions                                                  (10)      19  (29)-152.63%
  Other operating expenses                                                           105      136  (31) -22.79%

OPERATING INCOME                                                                     259      357  (98) -27.45%

FINANCIAL REVENUES                                                                   460      143  317  221.68%
  Financial revenues                                                                  59       37   22   59.46%
  Foreign exchange gains                                                             256      109  147  134.86%
  Monetary adjusments                                                                145       (3) 148 4933.33%

FINANCIAL EXPENSES                                                                   562      349  213   61.03%
  Financial expenses                                                                 182      198  (16)  -8.08%
  Foreign exchange losses                                                            380      147  233  158.50%

FINANCIAL INCOME (LOSS)                                                             (102)    (206) 104   50.49%

  Equity in the income (loss)  of companies carried by the equity
   method                                                                             (5)      (6)   1  -16.67%
  Amortization of goodwill and reverse negative goodwill                             (45)     (54)   9  -16.67%
ORDINARY INCOME (LOSS)                                                               107       91   16   17.58%

NONOPERATING INCOME (LOSS)                                                             9       59  (50) -84.75%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                              116      150  (34) -22.67%
  Income taxes                                                                       (51)      27  (78)-288.89%

CONSOLIDATED INCOME FOR THE YEAR                                                     167      123   44   35.77%
  Income allocated to minority interests                                              12       32  (20) -62.50%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                             155       91   64   70.33%

  Cash flow                                                                          586      461  125   27.11%
  EBITDA                                                                             413      511  (98) -19.18%





                                                                                 ENDESA S.A. AND SUBSIDIARIES
                                                                              CONSOLIDATED STATEMENTS OF INCOME
                                                                                EUROPEAN ELECTRICITY BUSINESS
                                                                                     ON A QUATERLY BASIS

EUROPEAN ELECTRICITY  BUSINESS
                                                                                                            Euro Million
                                                                                                                3Q 2002

OPERATING REVENUES                                                                                                  315
  Sales                                                                                                             317
  Capitalized expenses                                                                                                1
  Other operating revenues                                                                                           (3)

OPERATING EXPENSES                                                                                                  326
  Purchases                                                                                                         266
    Electricity purchased                                                                                           104
    Raw materials and other supplies                                                                                154
    Power transmission and other external expenses                                                                    8
  Personnel expenses                                                                                                 20
  Depreciation and amortization                                                                                      27
  Variation in operating provisions
  Other operating expenses                                                                                           13

OPERATING INCOME                                                                                                    (11)

FINANCIAL REVENUES                                                                                                    1
  Financial revenues                                                                                                  1
  Foreign exchange gains
  Monetary adjusments

FINANCIAL EXPENSES                                                                                                   16
  Financial expenses                                                                                                 16
  Change in provisions for financial investments
  Foreign exchange losses

FINANCIAL INCOME (LOSS)                                                                                             (15)

  Equity in the income (loss)  of companies carried by the equity
   method                                                                                                             5
  Amortization of goodwill and reverse negative goodwill                                                            (23)
ORDINARY INCOME (LOSS)                                                                                              (44)

NONOPERATING INCOME (LOSS)                                                                                          (17)

CONSOLIDATED INCOME BEFORE INCOME TAXES                                                                             (61)
  Income taxes                                                                                                      (39)

CONSOLIDATED INCOME FOR THE YEAR                                                                                    (22)
  Income allocated to minority interests                                                                             (6)

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                                                            (16)

  Cash flow                                                                                                           4
  EBITDA                                                                                                             16





                                                                                ENDESA S.A. AND SUBSIDIARIES
                                                                              CONSOLIDATED STATEMENTS OF INCOME
                                                                                      OTHER BUSINESSES
                                                                                     ON A QUATERLY BASIS

OTHER BUSINESSES
                                                                                  Euro Million

                                                                            3Q 2002   3Q 2001   Variation

OPERATING REVENUES                                                            72       99     (27)  -27.27%
  Sales                                                                       63       88     (25)  -28.41%
  Capitalized expenses                                                         3        4      (1)  -25.00%
  Other operating revenues                                                     6        7      (1)  -14.29%

OPERATING EXPENSES                                                            68      113     (45)  -39.82%
  Purchases                                                                   38       61     (23)  -37.70%
    Electricity purchased                                                      1        3      (2)  -66.67%
    Raw materials and other supplies                                          33       47     (14)  -29.79%
    Power transmission and other external expenses                             4       11      (7)  -63.64%
  Personnel expenses                                                           6       12      (6)  -50.00%
  Depreciation and amortization                                                9       18      (9)  -50.00%
  Variation in operating provisions                                            1        1
  Other operating expenses                                                    14       21      (7)  -33.33%

OPERATING INCOME                                                               4      (14)     18   128.57%

FINANCIAL REVENUES                                                             6        6
  Financial revenues                                                           3        3
  Foreign exchange gains                                                       3        3

FINANCIAL EXPENSES                                                            25       23      2     8.70%
  Financial expenses                                                          22       25     (3)  -12.00%
  Change in provisions for financial investments                               3        2      1    50.00%
  Foreign exchange losses                                                              (4)     4  -100.00%

FINANCIAL INCOME (LOSS)                                                      (19)     (17)    (2)  -11.76%

  Equity in the income (loss)  of companies carried by the equity
   method                                                                    (56)     (24)   (32) -133.33%
  Amortization of goodwill and reverse negative goodwill                     (10)     (11)     1    -9.09%
ORDINARY INCOME (LOSS)                                                       (81)     (66)   (15)  -22.73%

NONOPERATING INCOME (LOSS)                                                    34       33      1     3.03%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                      (47)     (33)   (14)  -42.42%
  Income taxes                                                               (20)     (21)     1     4.76%

CONSOLIDATED INCOME FOR THE YEAR                                             (27)     (12)   (15) -125.00%
  Income allocated to minority interests                                                2     (2) -100.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                     (27)     (14)   (13)  -92.86%


  Cash flow                                                                   38       45     (7)  -15.56%
  EBITDA                                                                      13        4      9  -225.00%





                                                                                ENDESA S.A. AND SUBSIDIARIES
                                                                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL
                                                                                          POSITION
                                                                      FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                                                                        (Unaudited)


                                                                                        Euro Million

FUNDS OBTAINED FROM                                                           Sept. 30 '02    Sept. 30 '01    Variation

 Operations                                                                          2,809         2,971   (162)  -5.45%
 Disposal of consolidated companies                                                  1,684                1,684     N/A
 Sale of fixed assets                                                                  140           948   (808) -85.23%
 Repayment or transfers to short-term of financial investment                          113           267   (154) -57.68%
 Capital subsidies and deferred revenues                                               186           158     28   17.72%
 Long term finance from creditors                                                                    539   (539)-100.00%
TOTAL FUNDS OBTAINED                                                                 4,932         4,883     49    1.00%


                                                                                        Euro Million

FUNDS USED FOR                                                                Sept. 30 '02    Sept. 30 '01    Variation

 Intangible assets and utility plant                                                 1,512         1,474     38    2.58%
 Financial investments                                                                 666         2,428 (1,762) -72.57%
 Dividends of the controlling company                                                  724           433    291   67.21%
 Acquisition of shares of the controlling company                                       13           132   (119) -90.15%
 Acquisition of shares of the consolidated companies                                   127            14    113  807.14%
 Capital reduction of the controlling company and dividends
  allocated to minority interests                                                      146           126     20   15.87%
 Net change of debt                                                                    792        (2,274) 3,066  134.83%
 Provisions for contingencies and expenses                                             239         1,228   (989) -80.54%
TOTAL FUNDS USED                                                                     4,219         3,561    658   18.48%


INCREASE IN WORKING CAPITAL                                                            713         1,322
DECREASE IN WORKING CAPITAL


                           Consolidated Balance by business line for the period ended September  30, 2002

                                                                                                            Euro Million
                                                                                                            ------------
                                                                                          Corporate               Total
                         Generation Distribution Supply Services Europe  Other     Latin  Structure Adjustments Consolidated
                                                                      Businesses America
Intangible Assets                 39         118    35      52     40        130      81       31         16         542
Utility plant                  8,193       6,529    30      53  2,322        501   9,304      133        331      27,396
Financial investments            679         914     7     139    462      1,559   1,891   39,561    -37,898       7,314
Goodwill                           0           8     0       0  1,743        774   2,819        0         92       5,436
Deferred charges                  34         178     1       0      2         10     125      699       -481         568
Current assets                 1,413       1,152   824      62    339        333   2,677    3,400     -2,273       7,927
  TOTAL                       10,358       8,899   897     306  4,908      3,307  16,897   43,824    -40,213      49,183

Stockholder's equity           4,064       1,356    70      72  1,416        773   2,122   18,728    -20,876       7,725
Minority interests                 0           0     0       2  1,104         57   1,860        0         87       3,110
Negative goodwill                 27          68     0       0      0          3      17        0        -86          29
Deferred revenues                111         940     6      42      0         28     197       10        -27       1,307
Provisions for
 contingencies and expenses    1,101       1,840    26     126    166         60     478      408         11       4,216
Long term debt                 3,268       3,523   553       4    708      1,722   8,973   19,807    -17,219      21,339
Current liabilities            1,787       1,172   242      60  1,514        664   3,250    4,871     -2,103      11,457
  TOTAL                       10,358       8,899   897     306  4,908      3,307  16,897   43,824    -40,213      49,183


                           Statement of Income by business line for the period ended September 30, 2002

       Euro Million                                                                       Corporate               Total
                         Generation Distribution Supply Services Europe  Other     Latin  Structure Adjustments Consolidated
                                                                      Businesses America
Revenues                       3,436       4,233   945     126    1,091      170   2,972     -308       -549      12,116
Other operating revenues          34          64    18       0        8       39     222       25        -38         372
Purchases                     -1,299      -2,879  -581      28     -748      -80  -1,000     -117        174      -6,502
Other external expenses         -272        -419  -273    -100     -114      -53    -567      -37        409      -1,426
Personnel expenses              -245        -255   -22     -32      -58      -22    -226      -59          0        -919
Depreciation and
 amortization + changes in
 provisions                     -499        -272   -12     -16      -84      -31    -434      -30          0      -1,378
Operating income (loss)        1,155         472    75       6       95       23     967     -526         -4       2,263
Financial Income (Loss)         -101        -162   -13      -2      -44      -54  -1,118     -109          4      -1,599
Income from equity method          0           2     0       0      -53     -186    -161       47          0        -351
Nonoperating income (Loss)       908          93    -1       1      -27       47    -201     -246          0         574
Income before taxes            1,962         405    61       5      -29     -170    -513     -834          0         887
Income Taxes                    -451        -108   -21      -2       34       71     124      308          0         -45
Minority interests                 0           0     0       0      -11       -6     279       -2          0         260
NET INCOME (a)                 1,511         297    40       3      -6      -105    -110     -528          0       1,102

(a) Before allocation of Corporate Structure's financial expenses to the businesses.





                                                                    ENDESA S.A. AND SUBSIDIARIES
                                                                 PROFORMA CONSOLIDATED BALANCE SHEETS
                                                                        ENERSIS BY EQUITY METHOD
                                                                        AS OF SEPTEMBER 30, 2002
                                                                              (Unaudited)
                                                                                                            Euro Million


 ASSETS                                                                                                        30.09.02
 Utility plant and intangible assets                                                                             18,794
 Financial investments                                                                                            7,760
 Goodwill                                                                                                         3,926
 Deferred charges                                                                                                   412
 Current assets                                                                                                   6,023
 TOTAL                                                                                                           36,915


 STOCKHOLDERS' EQUITY
 AND LIABILITES                                                                                                30.09.02
 Stockholder's equity                                                                                             7,725
   Subscribed capital stock                                                                                       1,271
   Reserves                                                                                                       8,705
   FX translation differences                                                                                    (3,353)
   Income allocable to the controlling company                                                                    1,102
 Minority interests                                                                                               1,217
 Negative goodwill                                                                                                   29
 Deferred revenues                                                                                                1,197
 Provisions for contingencies and expenses                                                                        3,878
 Long term debt                                                                                                  14,343
 Current liabilities                                                                                              8,526
 TOTAL                                                                                                           36,915

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

                                                                        ENDESA S.A. AND CONSOLIDATED
                                                                             SUBSIDIARIES
                                                                          FINANCIAL INVESTMENTS
                                                                         (ENERSIS BY EQUITY METHOD)
                                                                          AS OF SEPTEMBER 30, 2002

 Euro million                                                   (Unaudited)      Euro million                    BALANCE


 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES                           1,497       LONG TERM INVESTMENTS IN
                                                                                 SECURITIES                         299
 Endesa Holding Italia                                               1,479       Nueva Nuinsa, S.L.                  68
 Caboblanco                                                             11       Euskaltel                           26
 Otros                                                                   7       Teneguia Gestion Financiera S.L.    20
                                                                                 AIE Asco - Vandellos                16
 INVESTMENTS CARRIED OUT BY EQUITY METHOD AND GOODWILL               4,581       Lyonnaise D'eaux                    14
 Auna                                                                1,107       DS2                                 13
 Enersis                                                                         Minas y Ferrocarriles de
                                                                       632        Utrillas                            9
 Smartcom                                                              567       Minas Gargallo                       9
 Repsol                                                                527       Ecasa                                8
 Snet                                                                  444       Dicogexsa                            7
 Luz de Bogota (CODENSA)                                               408       Arch Coal Inc. (A.C.I.)              5
 Capital Energia (EMGESA)                                              291       Reganosa                             4
 Aguas de Barcelona                                                    114       Other                              100
 Cerj                                                                  104
 Investluz (COELCE)                                                     85
 Red Electrica de Espana, S.A.  (REE)                                   80       LOANS                            2,126
 Tejo                                                                   58       Enersis                          1,342
 Distrilima                                                             28       Guarantees and deposits            298
 Compania Peruana de Electricidad, S.A. (CPE)                           23       Fixed income securities            100
 NQF GAS                                                                21       Loans to personnel                  78
 Central Generadora Termoelectrica                                      20       Elcogas                             70
 Consorcio Energetico Punta Cana-Macao, S.A. (CEPM)                     14       Loans to Ecyr subsidiaries          42
 ENDITEL I                                                              10       Auna                                30
 Edesur                                                                  6       Emesa                               21
 Cemsa                                                                   6       Enditel I                           19
 P.E. Sierra del Madero                                                  6       Megasa                              16
 Yacilec                                                                 5       Soprolif                             5
 Cia Eolica Tierras Altas                                                5       Other                              105
 Tirme                                                                   5
 P.E. de Barbanza                                                                Advanced tax and tax credit  and
                                                                         5        other                           3,183
 Sda. Eolica de Andalucia                                                5
 Cien                                                                            TOTAL FINANCIAL INVESTMENTS and
                                                                       -19        GOODWILL                       11,686
 Other                                                                  24


                                       38
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